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EXHIBIT 3.1

ARTICLES OF INCORPORATION

OF

WELLBROOK PROPERTIES, INC.

ARTICLE 1

NAME; DEFINITIONS

        Section 1.1.    Name.    The name of the Corporation is Wellbrook Properties, Inc.

        Section 1.2.    Definitions.    As used in these Articles of Incorporation, the following terms shall have the following meanings, unless the context otherwise requires:

        "Beneficial Ownership" shall mean, with respect to any Person, ownership of shares of Common Stock, Preferred Stock or Excess Stock by a Person who is or would be treated as an owner of such shares of Common Stock, Preferred Stock or Excess Stock either directly or constructively through the application of the constructive ownership provisions of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. The terms "Beneficial Owner," "Beneficially Owns" and "Beneficially Owned" shall have the correlative meanings.

        "Board of Directors" shall mean the Board of Directors of the Corporation.

        "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

        "Constructive Ownership" shall mean, with respect to any Person, ownership of shares of Common Stock, Preferred Stock or Excess Stock by a Person who is or would be treated as an owner of such shares of Common Stock, Preferred Stock or Excess Stock either directly or constructively through the application of Section 318 of the Code, as modified by Section 856(d)(5) of the Code. The terms "Constructive Owner," "Constructively Owns" and "Constructively Owned" shall have the correlative meanings.

        "Excess Stock" shall mean any Common Stock or Preferred Stock for which there is a purported Transfer in violation of Section 3.5, and a conversion pursuant to Section 3.6(a).

        "Initial Public Offering" shall mean the sale of shares of Common Stock pursuant to the Corporation's first effective registration statement for such Common Stock filed under the Securities Act of 1933, as amended.

        "Market Price" shall mean, in the case of Common Stock, the average of the last reported per share sales prices of the Common Stock on the ten (10) trading days immediately preceding the relevant date, as reported on any exchange or quotation system over which the Common Stock may be traded, or if the Common Stock is not then traded over any exchange or quotation system, then the net asset value per share of Common Stock as determined in good faith by the Board of Directors; and, in the case of Preferred Stock, an amount equal to the applicable liquidation preference of the Preferred Stock.

        "Person" shall mean an individual, corporation, limited liability company, limited partnership, general partnership, joint stock company or association, joint venture, association, company, trust, bank, trust company, land trust, common law trust, business trust, or other entity.

        "Record Transferee" shall mean, with respect to any purported Transfer which results in Excess Stock, the Person that would have been the intended beneficial transferee of shares of Common Stock or Preferred Stock, if such Transfer had not violated Section 3.5.

        "REIT" shall mean a "real estate investment trust", as that term is defined in Section 856 of the Code.

        "REIT Provisions of the Code" shall mean Sections 856 through 859 of the Code, and any successor or other provisions of the Code relating to REITs (including provisions as to the attribution of ownership of beneficial interests therein) and the Treasury Regulations promulgated thereunder.

        "Restriction Period" shall mean the period of time beginning on the date of the Initial Public Offering and ending on the date on which the Corporation determines, pursuant to Section 3.13 below, that it is no longer in the best interest of the Corporation to attempt to, or to continue to, qualify as a REIT.

        "Shareholders" shall mean the holders of record of outstanding shares of Common Stock and Preferred Stock of the Corporation.

        "Transfer" shall mean any issuance, acquisition, sale, transfer, gift, assignment, devise or other disposition of Common Stock, Preferred Stock or Excess Stock, whether voluntary or involuntary, whether of record or beneficially and whether by operation of law or otherwise; including, without limitation: (i) the granting of any option or entering into any agreement for the sale, transfer or other disposition of Common Stock, Preferred Stock or Excess Stock, or the right to vote or receive dividends thereon; (ii) the sale, transfer, assignment or other disposition of any securities or rights convertible into or exchangeable for Common Stock, Preferred Stock or Excess Stock, or the right to vote or receive dividends thereon; or (iii) the acquisition of Beneficial Ownership or Constructive Ownership of shares of Common Stock, Preferred Stock or Excess Stock by any means whatsoever.

        "Trust" shall mean the trust created pursuant to Section 3.6(b).

ARTICLE 2

STATE OF ORGANIZATION

        Section 2.1.    State of Organization.    The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code.

ARTICLE 3

SHARES OF STOCK

        Section 3.1.    Common Stock.    The aggregate number of common shares (referred to in these Articles of Incorporation as "Common Stock") which the Corporation shall have the authority to issue is 10,000,000, with a par value of $.01 per share. Each share of Common Stock shall have one (1) vote on each matter submitted to a vote of the shareholders of the Corporation. The holders of the shares of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation, out of the assets of the Corporation which are by law available therefor, dividends or distributions payable in cash, in property or in securities of the Corporation, after any dividends or distributions required to be paid or distributed to holders of outstanding shares of Preferred Stock, if any, are so paid or distributed. The holders of the shares of Common Stock shall also be entitled to receive the net assets of the Corporation upon dissolution, after any preferential amounts required to be paid or distributed to holders of outstanding shares of Preferred Stock, if any, are so paid or distributed. Shares of the Corporation's Common Stock acquired by the Corporation shall be treasury shares unless or until the Board of Directors shall by resolution provide that any or all treasury shares so acquired shall constitute authorized but unissued shares.

        Section 3.2.    Preferred Stock.

        (a)    Authorized Shares.    The aggregate number of preferred shares (referred to in these Articles of Incorporation as "Preferred Stock") which the Corporation shall have the authority to issue is 1,000,000, with a par value of $.01 per share. The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series. The description of shares of each series of Preferred Stock, including any designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption shall be as set forth in resolutions adopted by the Board of Directors; and Articles of Amendment shall be filed with the Georgia Secretary of State as required by law to be filed with respect to the issuance of such Preferred Stock, prior to the issuance of any shares of such series. The shares of Preferred Stock of any one series shall be identical with each other in all respects except as to the dates from and after which dividends thereon shall accumulate, if cumulative.

        (b)    Rights and Designations.    The Board of Directors is expressly authorized, at any time, by adopting resolutions providing for the issuance of, or providing for a change in the number of, shares of any particular series of Preferred Stock and, if and to the extent from time to time required by law, by filing Articles of Amendment that are effective without shareholder action, to increase or decrease the number of shares included in each series of Preferred Stock, but not below the number of shares then issued, and to set or change in any one or more respects the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption relating to the shares of each such series (provided, however, that no such issuance or designation shall result in any holder of shares of Common Stock being in violation of the provisions of Section 3.5 below, or otherwise result in the Corporation failing to qualify as a REIT). Notwithstanding the foregoing, the Board of Directors shall not be authorized to change the right of holders of the Common Stock of the Corporation to vote one (1) vote per share on all matters submitted for shareholder action. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, setting or changing the following:

          (1)   the dividend rate, if any, on shares of such series, the times of payment and the date from which dividends shall be accumulated, if dividends are to be cumulative;

          (2)   whether the shares of such series shall be redeemable and, if so, the redemption price and the terms and conditions of such redemption;

          (3)   the obligation, if any, of the Corporation to redeem shares of such series pursuant to a sinking fund or otherwise;

          (4)   whether shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class, classes or series, or any other security, and, if so, the terms and conditions of such conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

          (5)   whether the shares of such series shall have voting rights, in addition to the voting rights provided by law, and, if so, the extent of such voting rights;

          (6)   the rights of the shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation;

          (7)   restrictions on transfer to preserve the status of the Corporation as a REIT; and

          (8)   any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof relating to such series.

        Section 3.3.    Excess Stock.    Excess Stock shall not be entitled to any dividends or distributions, including dividends or distributions upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. Any dividend or distribution paid prior to the discovery by the Corporation that the shares of Common Stock or Preferred Stock have been converted into Excess Stock shall be repaid to the Corporation upon demand. Except as required by law, the holders of shares of Excess Stock shall not be entitled to vote on any matters, shall not be considered for the purpose of any shareholder vote or determining a quorum at any shareholders meeting, and shall have no rights to receive notices of any meetings.

        Section 3.4.    Certificates.    The Board of Directors in its discretion may authorize the issuance of the Corporation's shares, regardless of class, with or without certificates.

        Section 3.5.    Transfer Restrictions.    The following provisions shall be applicable during the Restriction Period, except that the restrictions in Sections 3.5(a) and 3.5(b) shall not apply to the Corporation's first taxable year for which a REIT election is made:

          (a)    One Hundred Shareholders Restriction.    Any Transfer (other than an original issuance by the Corporation as part of the Initial Public Offering) that, if effective, would result in the Common Stock and Preferred Stock being beneficially owned, directly or indirectly, by less than one hundred (100) Persons (determined without reference to any rules of attribution) shall be void ab initio as to the Transfer of the shares of Common Stock or Preferred Stock which would otherwise be beneficially owned by the transferee; and the intended transferee shall acquire no rights in such shares of Common Stock or Preferred Stock.

          (b)    Closely Held Restriction.    Any Transfer (other than an original issuance by the Corporation as part of the Initial Public Offering) that, if effective, would result in the Corporation being "closely held" within the meaning of Section 856(h) of the Code shall be void ab initio as to the Transfer of the shares of Common Stock or Preferred Stock which would cause the Corporation to be "closely held" within the meaning of Section 856(h) of the Code; and the intended transferee shall acquire no rights in such shares of Common Stock or Preferred Stock.

          (c)    Domestically-Controlled Restriction.    Any Transfer that, if effective, would result in the Corporation not being a "domestically-controlled REIT" within the meaning of Section 897(h)(4)(B) of the Code shall be void ab initio as to the Transfer of the shares of Common Stock or Preferred Stock which would cause the Corporation to not be a "domestically-controlled REIT" within the meaning of Section 897(h)(4)(B) of the Code; and the intended transferee shall acquire no rights in such shares of Common Stock or Preferred Stock.

          (d)    General REIT Preservation Restriction.    Any Transfer that, if effective, would result in the termination of the status of the Corporation as a REIT under the REIT Provisions of the Code shall be void ab initio as to the Transfer of the shares of Common Stock or Preferred Stock which would result in the termination of the status of the Corporation as a REIT under the REIT Provisions of the Code; and the intended transferee shall acquire no rights in such shares of Common Stock or Preferred Stock.

        Section 3.6.    Conversion into and Treatment of Excess Stock.

        (a)    Conversion into Excess Stock.    Whenever there is a purported Transfer which is void ab initio as a result of the application of Section 3.5, then the shares of Common Stock or Preferred Stock purportedly being Transferred in violation of Section 3.5 shall be automatically converted into, with no further action required, an equal number of shares of Excess Stock. Such conversion shall be effective as of the close of business on the business day prior to the date of the purported Transfer.

        (b)    Ownership of Excess Stock in Trust.    Upon any purported Transfer that results in Excess Stock pursuant to Section 3.6(a) above, such Excess Stock shall be deemed to have been transferred to the Corporation, as trustee of a Trust for the exclusive benefit of such Person or Persons to whom the Excess Stock shall later be transferred pursuant to Section 3.6(c) or 3.6(d) below. Shares of Excess Stock so held in trust shall be issued and outstanding stock of the Corporation. The Record Transferee shall have no rights in such Excess Stock, except the right to designate a transferee of such Excess Stock upon the terms specified in Section 3.6(c) below.

        (c)    Restrictions on Transfer of Excess Stock.    Subject to the Corporation's rights described in Section 3.6(d) below, the Record Transferee may freely Transfer an interest in the Trust (representing the number of shares of Excess Stock held by the Trust attributable to the Record Transferee as a result of the purported Transfer that resulted in the Excess Stock), if: (1) the shares of Excess Stock held in the Trust attributable to the Record Transferee would not be Excess Stock in the hands of such transferee of the interest in the Trust; and (2) the Record Transferee does not receive a price for such Transfer that exceeds (x) the price such Record Transferee paid for the Common Stock or Preferred Stock in the purported Transfer that resulted in the Excess Stock, or (y) if the shares of Common Stock or Preferred Stock became Excess Stock in a transaction in which the Record Transferee did not give value for such shares (e.g., by devise or gift), the Market Price on the date of the purported Transfer that resulted in the Excess Stock. Upon such Transfer of an interest in the Trust, the corresponding shares of Excess Stock in the Trust shall be automatically removed from the Trust and exchanged for an equal number of shares of Common Stock or Preferred Stock (whichever the shares were prior to their conversion to Excess Stock), and such shares of Common Stock or Preferred Stock shall be transferred of record to the transferee of the interest in the Trust; and the Record Transferee's interest in the Trust shall be extinguished. Prior to any Transfer of any interest in the Trust, the Record Transferee must give advance notice to the Corporation of the intended Transfer and the Corporation must have (i) waived in writing its purchase rights under Section 3.6(d), and (ii) determined in good faith that the shares of Excess Stock held in the Trust attributable to the Record Transferee would not be Excess Stock in the hands of such transferee of the interest in the Trust.

        (d)    Corporation's Purchase Right.    Beginning on the date of the occurrence of a Transfer which results in Excess Stock, such shares of Excess Stock shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the lesser of (1) the price per share in the transaction that created such Excess Stock (or, in the case of a devise or gift, the Market Price at the time of such devise or gift), and (2) the Market Price on the date the Corporation, or its designee, accepts such offer. The Corporation shall have the right to accept such offer for a period of ninety (90) days after the later of (i) the date of the Transfer which resulted in such Excess Stock, and (ii) the date the Board of Directors determines in good faith that a Transfer which resulted in Excess Stock has occurred, if the Corporation does not receive a notice of such Transfer pursuant to Section 3.7.

        Section 3.7.    Notice of Restricted Transfers.    Any Person who acquires or attempts or intends to acquire shares in violation of Section 3.5, and any Person who becomes a Record Transferee of shares which become Excess Stock under Section 3.6(a), shall immediately give written notice to the Corporation of such event, and shall file with the Corporation an affidavit setting forth the number of shares of Common Stock or Preferred Stock (1) directly owned, (2) Constructively Owned, and (3) Beneficially Owned by the Person filing the affidavit. The affidavit to be filed with the Corporation shall set forth all information required to be reported in returns filed by shareholders under Treasury Regulation Section 1.857-9 issued under the Code, or similar provisions of any successor regulation. Such Person shall provide any other information as the Corporation may request in order to determine the effect, if any, of such event on the Corporation's status as a REIT.

        Section 3.8.    Remedies for Breach of Transfer Restrictions.    If the Board of Directors shall at any time determine in good faith that a Transfer has taken place or has been attempted in violation of Section 3.5, or that a Person intends to acquire or has attempted to acquire direct ownership (determined without reference to any rules of attribution), Beneficial Ownership or Constructive Ownership of any shares of the Corporation in violation of Section 3.5, the Board of Directors shall take such actions as it deems advisable to refuse to give effect to or to prevent such Transfer, including, but not limited to, refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin such Transfer; provided, however, that any Transfer or attempted Transfer in violation of Section 3.5 shall automatically result in the conversion described in Section 3.6(a), irrespective of any action or non-action by the Board of Directors.

        Section 3.9.    Remedies Not Limited.    Nothing contained in this Article 3 shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its shareholders by preservation of the Corporation's status as a REIT under the REIT Provisions of the Code.

        Section 3.10.    Ambiguity.    In the case of any ambiguity in the application of any of the provisions of this Article 3, or any definition contained in Section 1.2, the Board of Directors shall have the power to determine the application of such provisions with respect to any situation based on the facts known to it.

        Section 3.11.    Legend.    Each certificate for Common Stock and Preferred Stock shall bear the following legend:

    "The shares of stock represented by this certificate are subject to restrictions on Transfer for the purpose of the Corporation's maintenance of its status as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Any person who attempts to beneficially own or constructively own shares of Common Stock or Preferred Stock in violation of such restrictions must immediately notify the Corporation. Capitalized terms in this legend have the meanings defined in the Corporation's Articles of Incorporation, a copy of which, including the restrictions on Transfer, will be sent without charge to each shareholder who so requests. If the restrictions on Transfer are violated, any such Transfer shall be void ab initio, and the shares of Common Stock and Preferred Stock represented hereby will be automatically converted into shares of Excess Stock which will be held in trust by the Corporation."

        Section 3.12.    Owners Required to Provide Information.    During the Restriction Period, every Beneficial Owner of more than five percent (5%) (or such lower percentage as may be required from time to time by the Treasury Regulations) of the outstanding Common Stock or Preferred Stock of the Corporation shall, within thirty (30) days after January 1 of each year, give written notice to the Corporation stating the name and address of such Beneficial Owner, the number of shares Beneficially Owned by such shareholder, and a description of how such shares are held. During the Restriction Period, each such Beneficial Owner shall provide to the Corporation such additional information as the Corporation may request in order to determine the effect, if any, of such Beneficial Ownership on the Corporation's status as a REIT. Furthermore, during the Restriction Period, each Person who is a Beneficial Owner or Constructive Owner of Common Stock or Preferred Stock, and each Person (including the shareholder of record) who is holding Common Stock or Preferred Stock for a Beneficial Owner or Constructive Owner, shall provide to the Corporation such information that the Corporation may request, in good faith, in order to determine the Corporation's status as a REIT.

        Section 3.13.    Termination of REIT Status.    The Board of Directors shall take no action to terminate the Corporation's status as a REIT or to amend any of the provisions of Sections 3.3 or 3.5-3.13 until such time as (1) the Board of Directors adopts a resolution recommending that the Corporation terminate its status as a REIT or amend any of such provisions, as the case may be; (2) the Board of Directors presents the resolution at an annual or special meeting of the shareholders; and (3) such resolution is approved by holders of a majority of the issued and outstanding shares of the Common Stock.

        Section 3.14.    Applicability of Restrictions.    Notwithstanding any provision of these Articles of Incorporation to the contrary, the provisions of Sections 3.3, and 3.5-3.13 shall only be applicable during the Restriction Period.

ARTICLE 4

REGISTERED OFFICE AND REGISTERED AGENT

        Section 4.1.    Registered Office and Registered Agent.    The initial registered office of the Corporation shall be at Seventh Floor, 1275 Peachtree Street, N.E., Atlanta, Fulton County, Georgia 30309. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

ARTICLE 5

PRINCIPAL OFFICE

        Section 5.1.    Principal Office.    The initial principal office of the Corporation shall be at 2450 Atlanta Highway, Suite 904, Cumming, Georgia 30040.

ARTICLE 6

LIABILITY OF DIRECTORS

        Section 6.1.    Director's Liability.    No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (1) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (2) acts or omissions which involve intentional misconduct or a knowing violation of law; (3) the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code; or (4) any transaction from which the director received an improper personal benefit.

ARTICLE 7

INDEMNIFICATION

        Section 7.1.    Indemnification.    Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and the Bylaws of the Corporation, and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Georgia Business Corporation Code (unless otherwise limited by the Bylaws of the Corporation), as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

ARTICLE 8

ACTION WITHOUT MEETING

        Section 8.1.    Action by Shareholders Without a Meeting.    Any action required or permitted by statute or by the Articles of Incorporation or Bylaws of the Corporation to be taken at a meeting of the shareholders of the Corporation may be taken without a meeting if a written consent, setting forth the action so taken, shall be signed by persons entitled to vote at a meeting those shares having sufficient voting power to cast not less than the minimum number (or numbers, in the case of voting by groups) of votes that would be necessary to authorize or take such action at a meeting at which all shareholders entitled to vote were present and voted. No such written consent shall be valid unless (1) the consenting shareholder has been furnished the same material that would have been required to be sent to shareholders in a notice of a meeting at which the proposed action would have been submitted to the shareholders for action, including notice of any applicable dissenters' rights, or (2) the consent includes an express waiver of the right to receive the material otherwise required to be furnished. Notice of such action without a meeting by less than unanimous written consent, together with such material, shall be given within ten (10) days of the taking of such action to those shareholders of record who did not participate in taking the action.

ARTICLE 9

INCORPORATOR

        Section 9.1.    Incorporator.    The name and the address of the incorporator are David A. Flanigan, Jr., Miller & Martin PLLC, Seventh Floor, 1275 Peachtree Street, N.E., Atlanta, Georgia 30309.

        IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

/s/ DAVID A. FLANIGAN David A. Flanigan, Jr., Incorporator

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ARTICLES OF INCORPORATION OF WELLBROOK PROPERTIES, INC.
ARTICLE 1 NAME; DEFINITIONS
ARTICLE 2 STATE OF ORGANIZATION
ARTICLE 3 SHARES OF STOCK
ARTICLE 4 REGISTERED OFFICE AND REGISTERED AGENT
ARTICLE 5 PRINCIPAL OFFICE
ARTICLE 6 LIABILITY OF DIRECTORS
ARTICLE 7 INDEMNIFICATION
ARTICLE 8 ACTION WITHOUT MEETING
ARTICLE 9 INCORPORATOR